

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司



03022030



Interim Report 中期報告 2002 | 2003

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2002, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$794 million, representing an increase of 3% as compared with the net profit recorded in the corresponding period in the previous financial year. Earnings per share was HK$0.28.

The Board has resolved to pay an interim dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 15th April, 2003.

Management Discussion and Analysis

BUSINESS REVIEW

The consolidated profit of the Group for the six months ended 31st December, 2002 amounted to HK$794 million, representing an increase of 3% as that recorded in the corresponding period in the previous financial year. Despite the adverse economic condition in Hong Kong during the period under review, the results of the Group had remained steady due to the diversity of the Group's businesses and the Group's continuous efforts made in the area of cost control.

Property Rental

Although there were adjustments made to rental rates in the local investment property sector generally in response to the decline in the overall economy, the major component of the Group's rental property portfolio is mainly comprised of retail shopping centres located in new towns with stable patronage. Further, tourists' spending brought about by the arrival of large number of visitors from Mainland China was also favourable to the retail shopping property sector. During the period under review, the total gross rental income of the Group amounted to approximately HK$307 million, showing an increase of 7% over that registered in the corresponding period in the previous financial year. The average occupancy level of the core rental properties of the Group was able to be maintained at 95%, being almost the same level as that recorded in the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of the Group totally amounted to 1.85 million sq.ft.

Hotel & Department Store Operations

Benefiting from recent simplification of tourist entry procedures undertaken by the Hong Kong Government to facilitate visitors arriving from Mainland China, the Newton Hotel Hong Kong and the Newton Hotel Kowloon operated by the Group recorded an average occupancy level of 91% during the period under review whilst room tariff rates had been kept steady. Turnover of the retailing business of the Group, operated under its Citistore outlets, recorded a decrease in the period under review as compared to that of the corresponding period in the previous financial year.

Security Services

Megastrength Security Services Company Limited is wholly owned by the Group and provides comprehensive professional security management services which include the provision of security guards, security services for property premises, crisis management and contingency planning services as well as security services in shopping centres and hotels. Business of this company has developed further in the period under review.

Other Investments

During the period under review, major investments of China Investment Group Limited which is 64% held by the Group are mainly represented by the ownership of two toll-roads and three toll-bridges in Mainland China and this subsidiary is also engaged in retailing business. This subsidiary recorded a loss of approximately HK$3 million as a result of provisions made in the amount of HK$10.46 million in respect of the re-organisation of its retailing business in Mainland China. The infrastructural investment projects are anticipated to continue to provide stable return to the Group.

Associated Companies

The Hong Kong and China Gas Company Limited recorded steady growth for the year 2002, with turnover amounted to HK$6,878 million showing an increase of 0.3%. Profit attributable to shareholders amounted to HK$3,087 million and HK$653 million was invested in development of pipeline and other infrastructures. The number of customers increased by 63,330 households to 1,470,738 households. This group operates five amongst a total of twelve liquefied petroleum gas ("LPG") filling stations in Hong Kong and the current market share in this segment is about 33%.

On the property development front, the project plan for Ma Tau Kok South Plant site was finalized in 2002. It comprises five residential towers and a commercial podium, with a gross footage of over 1,100,000 sq. ft., to be completed in 2005. Phase I of the Airport Railway Hong Kong Station project which this group owned 15% is almost completely rented. Phase II which includes office and commercial properties, a hotel and a service apartment building will be completed in 2003 and 2004 respectively. The Sai Wan Ho Ferry Concourse project which this group owns 50% is making satisfactory progress and is expected to be completed in 2005. Among its businesses in Mainland China, the State Ministry of Foreign Trade and Economic Cooperation has approved the group to register its holding company, The Hong Kong & China Gas Investment Limited, for the purpose of managing investment projects in the Mainland, including businesses in areas such as Guangdong, Jiangsu and Shandong. Currently there are twelve joint venture pipeline gas projects in Mainland China including the Guangdong Liquefied Natural Gas Receiving Terminal and the national West-to-East gas pipeline project. In view of the adverse economic condition in Hong Kong, Towngas tariff and maintenance fee have been frozen at the 1998 level to reduce customer hardship. The group endeavours to grow its business by improving its efficiency and productivity, and developing new markets. The group has received several achievement awards in the area of management and customer services, including consecutively being ranked among the top ten companies in Hong Kong in the Far Eastern Economic Review's Survey of Asia's Leading Companies.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after tax of HK$358 million in the financial year ended 31st December, 2002, showing an increase of 27% compared to that recorded in the previous year. This was mainly attributed to the sales proceeds of the residential portion of Phase 1 of Metro Harbour View. Another two projects at 222 Tai Kok Tsui Road and 6 Cho Yuen Street in Yau Tong will commence once the amount of land premium for rezoning is finalized with the government. Ferry and shipyard related business recorded a HK$68 million operational loss during the year due to impairment in asset value. Operational profit related to tourist and hotel operations has also been reduced by 22%, amounted to HK$3.8 million, due to the poor local consumption level. Sales proceeds from the residential units of Metro Harbour View will remain the main source of income for this group. The commercial portion of this project, namely, the Metro Harbour Plaza, will serve as a steady income source for this group in the future.

Associated Companies (cont'd)

Miramar Hotel and Investment Company, Limited recorded HK$89 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2002, representing an increase of 10.3% over that recorded in the corresponding period in the previous financial year. Despite the continuing poor rental rates due to the adverse local economic condition, Miramar Shopping Arcade and Miramar Tower recorded occupancy levels of over 90%, and the shopping arcade of Hotel Miramar was nearly totally rented. Overall rental income has only shown a mild decrease. During the period, the occupancy rate of the hotel has stabilized although pressure to adjust the room tariff rate downward still existed. Average occupancy rate had slightly increased by 3% compared to that of the previous year, enabling a slight growth in hotel profit. The business performance of this group for the second half of the financial year is anticipated to be satisfactory.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$13 million for the six months ended 31st December, 2002, showing a significant improvement of 57% compared with that for the corresponding period in the previous year. During the period, this group further developed iCare's broadband services, Internet services, IDD services and retail businesses; users and subscribers grew to a total of 275,000 as at the end of 2002. During the period under review, Eastar has commenced development of the second phase of its local wireless Fixed Telecommunications Network Services ("FTNS") network infrastructure to meet Office of Telecommunications Authority of Hong Kong's ("OFTA") requirements. Future Home has also designed and installed various management and monitoring systems in a number of housing estates.

Privatisation Scheme

On 29th November, 2002, Henderson Land Development Company Limited made an announcement to offer HK$7.60 in cash as cancellation price for each share in the Company under a privatisation proposal. According to the rules under the "Codes on Takeovers and Mergers and Share Repurchases", one of the conditions to be met is that shareholders who voted against the Scheme cannot exceed 10% in value of all the shares held by independent minority shareholders of the Company. At the Court Meeting held on 2nd January, 2003, notwithstanding that 85.6% of independent minority shareholders of the Company voted in favour of the privatisation proposal, since the shareholders that voted against the Scheme exceeded the stipulated 10% level as mentioned above, the Scheme cannot become effective and has therefore lapsed.

PROSPECTS

Notwithstanding that the war in Iraq will bring about uncertainties in the global economy, Mainland China is still anticipated to be able to maintain steady economic growth. Further, as exchange rates of the Hong Kong currency had already adjusted downwards alongside with the falling value of the U.S. counter-part, in-bound tourists as well as local exports continued to grow. Together with the government steps now taken to speed up and bring out the synergy effects of the merging of the Hong Kong and Pearl River Delta region, these factors contribute positively to the local economy.

In mid November of last year, the Hong Kong Government announced the implementation of nine measures aiming to stabilise the local property market. The Government had further laid down in a clear manner the policy directions and strategic role of the Government in the local property market in the long term. Under the new policy, the Government's role will only be confined to making orderly adjustments in overall land supply, whereas development and supply of housing will principally be left with private property developers. These long term policies lay a good foundation for the healthy development of the local property market, and will contribute towards reviving the long term economic growth of the local economy.

In light of the competitive market condition, the Group continuously reviews its land resources with a view to enhance their value and investment return. The Group also endeavours to raise the standard of its products and strengthen the after-sales services to customers of the Group. Where applicable, new construction techniques and building materials will be used to bring about improvements in increasing efficiency and the reduction of costs. The major investment properties owned by the Group mainly comprise large-scale shopping centres, located close to the mass transit and mainline railway networks with heavy pedestrian traffic, enjoying relatively stable occupancies and steady rental rates. This rental property portfolio is a major source for the growth of the Group's stable recurrent income. Further, as the Government takes active steps to promote the tourism industry and provide access to facilitate visitors from Mainland China coming to conduct business in Hong Kong, this will bring about a large increase in the number of visitors from Mainland China particularly after the establishment of the 24-hour immigration check points at Lok Ma Chau and simplification of entry procedures for in-bound visitors by the Hong Kong Government. Such increase of visitors from Mainland China will boost business turnover in the hotel, retailing and catering industries in Hong Kong and will also have a positive effect on the various business operations of the Group. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group for the whole year of the current financial year will remain steady.

Condensed Interim Financial Statements

Consolidated Income Statement - unaudited

	Notes	For the six months ended 31st December, 2002 HK$'000	2001 HK$'000
Turnover	2	**600,799**	599,282
Direct operating costs		**(298,717)**	(275,566)
		302,082	323,716
Other operating income		**55,435**	55,654
Loss on disposal of investments in securities		**(253)**	—
Unrealised holding (loss)/gain on investments in securities		**(39,711)**	4,546
Impairment loss on property, plant and equipment recognised		**(14,318)**	—
Selling and distribution costs		**(24,263)**	(45,833)
Administrative expenses		**(83,601)**	(90,896)
Other operating expenses		**(341)**	(10,783)
Profit from operations	2	**195,030**	236,404
Finance costs	3(a)	**(19,668)**	(37,559)
Share of results of associates		**747,738**	674,748
Amortisation of goodwill		**(22,000)**	—
Profit before taxation	3	**901,100**	873,593
Taxation	4	**(85,457)**	(88,084)
Profit before minority interests		**815,643**	785,509
Minority interests		**(21,295)**	(17,311)
Net profit for the period		**794,348**	768,198
Dividends	5	**309,906**	309,906
Earnings per share	6	**HK$0.28**	HK$0.27

The notes on pages 10 to 20 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Notes	At 31st December, 2002 (Unaudited) HK$'000	At 30th June, 2002 (Audited) HK$'000
Non-current assets			
Investment properties	7	**3,954,275**	4,215,740
Property, plant and equipment	7	**2,198,256**	2,237,604
Properties held for development		**17,053**	17,053
Interests in associates		**13,293,819**	13,864,189
Investments in securities		**784,954**	904,940
Instalments receivable		**6,856**	7,224
Amount due from an investee company		**4,725**	5,670
		20,259,938	21,252,420
Current assets			
Inventories		**29,441**	27,406
Investments in securities		**292,979**	216,700
Completed properties for sale		**279,990**	281,588
Debtors, deposits and prepayments	8	**197,157**	467,593
Instalments receivable		**996**	1,428
Amounts due from associates		**123,103**	126,560
Amount due from an investee company		**1,591**	630
Pledged bank deposits		**20,205**	20,205
Bank balances and cash		**427,336**	647,396
		1,372,798	1,789,506
Current liabilities			
Creditors and accrued expenses	9	**271,423**	288,407
Amount due to associates		**238**	26,097
Amount due to an investee company		**5,200**	360
Taxation		**133,515**	139,812
Secured borrowings		**85,962**	88,532
Unsecured borrowings		**318,624**	342,240
Obligations under finance leases		**218**	417
		815,180	885,865
Net current assets		**557,618**	903,641
		20,817,556	22,156,061

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Notes	**At 31st December, 2002 (Unaudited) HK$'000**	At 30th June, 2002 (Audited) HK$'000
Capital and reserves			
Share capital	10	**563,466**	563,466
Reserves	11	**18,715,433**	19,395,571
		19,278,899	19,959,037
Minority interests		**913,183**	905,106
Non-current liabilities			
Secured borrowings		**213,729**	206,082
Unsecured borrowings		—	926,320
Obligations under finance leases		—	47
Amounts due from fellow subsidiaries		**411,745**	159,469
		625,474	1,291,918
		20,817,556	22,156,061

The notes on pages 10 to 20 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity – unaudited

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Shareholders' equity at 1st July		
As previously reported	**19,959,037**	19,249,654
Prior period adjustment (Note 1)	**(76,987)**	—
As restated	**19,882,050**	19,249,654
Revaluation decrease on investment properties	**(1,058,325)**	—
Net losses not recognised in the consolidated income statement	**(1,058,325)**	—
Net profit for the period	**794,348**	768,198
Dividends paid	**(309,906)**	(338,079)
Realisation of investment property revaluation reserve	**(1,038)**	—
Realisation of other property revaluation reserve	**(28,230)**	—
Shareholders' equity at 31st December	**19,278,899**	19,679,773

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement - unaudited

	For the six months ended 31st December, 2002 HK$'000	2001 HK$'000
Net cash from operating activities	**414,564**	152,031
Net cash from/(used in) investing activities	**377,437**	(83,809)
Net cash used in financing activities	**(1,012,053)**	(349,984)
Net decrease in cash and cash equivalents	**(220,052)**	(281,762)
Cash and cash equivalents at 1st July	**605,066**	1,014,949
Cash and cash equivalents at 31st December	**385,014**	733,187
Analysis of balances of cash and cash equivalents		
Bank balances and cash	**427,336**	769,212
Bank overdrafts	**(42,322)**	(36,025)
	385,014	733,187

Notes to the Condensed Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

The condensed interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies and basis of preparation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited financial statements for the year ended 30th June, 2002, except for the following new/revised SSAPs which are effective and have been adopted for the first time in preparation of the current period's condensed consolidated financial statements:

SSAP1 (Revised)	:	"Presentation of Financial Statements"
SSAP 11 (Revised)	:	"Foreign Currency Translation"
SSAP 15 (Revised)	:	"Cash Flow Statements"
SSAP 25 (Revised)	:	"Interim Financial Reporting"
SSAP 34	:	"Employee Benefits"

In accordance with SSAP 1 (Revised) "Presentation of financial statements", the consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity and in accordance with SSAP 15 (Revised) "Cash flow statements", the preparation of the cash flow statement is modified as required.

The adoption of the SSAP 34 and SSAP 11 (Revised) have no significant impact on the Group's financial results except that certain associates of the Group has chosen to recognise the entire transitional liabilities arising from the change in accounting policy for the retirement scheme, pursuant to the transitional provisions prescribed in the accounting standard. As these changes in according policy have been applied retrospectively and thus have resulted in adjustments of $76,987,000 to the interest in associates of the Group and the opening balance of retained profits as at 1st July, 2002. No restatement of other comparative information has been made.

2 SEGMENTAL INFORMATION

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Department store	—	department store operations and management
Infrastructure	—	infrastructure project investment
Others	—	sale of properties, provision of cleaning and security guard services and provision of information technology services

Notes to the Condensed Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION (cont'd)

Business segments (cont'd)

Segment information about these businesses is presented below:

For the six months ended 31st December, 2002

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infra-structure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	275,365	44,544	61,873	112,648	106,369	—	600,799
Other operating income	1,301	—	298	85	36,749	—	38,433
External income	276,666	44,544	62,171	112,733	143,118	—	639,232
Inter-segment income	30,611	—	—	—	2,576	(33,187)	—
Total income	307,277	44,544	62,171	112,733	145,694	(33,187)	639,232

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infra-structure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	156,383	(2,948)	(544)	74,662	16,169	—	243,722
Interest income							17,002
Loss on disposal of investments in securities							(253)
Unrealised holding loss on investments in securities							(39,711)
Impairment loss on property, plant and equipment recognised							(14,318)
Unallocated corporate expenses							(11,412)
Profit from operations							195,030
Finance costs							(19,668)
Share of results of associates							747,738
Amortisation of goodwill							(22,000)
Profit before taxation							901,100
Taxation							(85,457)
Profit before minority interests							815,643
Minority interests							(21,295)
Net profit for the period							794,348

Notes to the Condensed Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION (cont'd)

Business segments (cont'd)

For the six months ended 31st December, 2001

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infra-structure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	255,047	44,487	86,221	117,639	95,888	—	599,282
Other operating income	—	—	1,988	376	37,127	—	39,491
External income	255,047	44,487	88,209	118,015	133,015	—	638,773
Inter-segment income	30,842	—	—	—	2,181	(33,023)	—
Total income	285,889	44,487	88,209	118,015	135,196	(33,023)	638,773

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infra-structure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	169,483	(5,544)	1,288	81,340	(14,952)	1,041	232,656
Interest income							16,163
Unrealised holding gain on investments in securities							4,546
Unallocated corporate expenses							(16,961)
Profit from operations							236,404
Finance costs							(37,559)
Share of results of associates							674,748
Profit before taxation							873,593
Taxation							(88,084)
Profit before minority interests							785,509
Minority interests							(17,311)
Net profit for the period							768,198

Notes to the Condensed Interim Financial Statements (unaudited)

2 **SEGMENTAL INFORMATION** (cont'd)

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

For the six months ended 31st December, 2002

	Hong Kong	PRC	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	**482,523**	**118,276**	**—**	**600,799**
Other operating income	**36,266**	**2,167**	**—**	**38,433**
External income	**518,789**	**120,443**	**—**	**639,232**
Inter-segment income	**33,187**	**—**	**(33,187)**	**—**
Total income	**551,976**	**120,443**	**(33,187)**	**639,232**
Segment results	**187,392**	**56,330**	**—**	**243,722**

For the six months ended 31st December, 2001

	Hong Kong	PRC	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	482,584	116,698	—	599,282
Other operating income	39,115	376	—	39,491
External income	521,699	117,074	—	638,773
Inter-segment income	33,023	—	(33,023)	—
Total income	554,722	117,074	(33,023)	638,773
Segment results	138,613	93,002	1,041	232,656

Notes to the Condensed Interim Financial Statements (unaudited)

3 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging:

(a) Finance costs

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Interest on:		
— Bank loans and overdrafts	**17,890**	31,649
— Finance leases	**45**	122
— Other borrowings	**1,733**	5,788
	19,668	37,559

(b) Items other than those separately disclosed in Notes 2 and 3(a):

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Amortisation and depreciation	**35,451**	44,107
Staff costs	**103,413**	114,223
Cost of sales		
— completed properties for sale	**304**	108
— inventories	**63,999**	64,806

Notes to the Condensed Interim Financial Statements (unaudited)

4 TAXATION

(a) Taxation in the consolidated income statement represents:

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
The Group		
— Hong Kong	**15,974**	19,636
— Other regions in the PRC	**6,256**	3,033
	22,230	22,669
Share of tax on results of associates	**63,227**	65,415
	85,457	88,084

Provision for Hong Kong profits tax has been made at 16% (2001: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

5 DIVIDENDS

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Interim dividend at HK$0.11 per share (2001: HK$0.11 per share)	**309,906**	309,906

6 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the period of HK$794,348,000 (2001: HK$768,198,000) and on 2,817,327,395 (2001: 2,817,327,395) ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence for the six months ended 31st December, 2002 and 31st December, 2001.

Notes to the Condensed Interim Financial Statements (unaudited)

7 FIXED ASSETS

	Investment properties HK$'000	Other fixed assets HK$'000	Total HK$'000
Costs or valuation			
At 1st July, 2002	**4,215,740**	**2,631,371**	**6,847,111**
Additions	—	**11,372**	**11,372**
Revaluation decrease	**(261,465)**	—	**(261,465)**
Disposals	—	**(13,546)**	**(13,546)**
At 31st December, 2002	**3,954,275**	**2,629,197**	**6,583,472**
Depreciation, amortisation and impairment			
At 1st July, 2002	—	**393,767**	**393,767**
Charge for the period	—	**35,451**	**35,451**
Written back on disposals	—	**(12,595)**	**(12,595)**
Impairment loss	—	**14,318**	**14,318**
At 31st December, 2002	—	**430,941**	**430,941**
Net book value or valuation			
At 31st December, 2002	**3,954,275**	**2,198,256**	**6,152,531**
At 30th June, 2002	4,215,740	2,237,604	6,453,344

Investment properties and hotel properties were revalued on 31st October, 2002 on an open market value basis by Messrs. DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers. The deficit arising on revaluation of investment properties attributable to the Group has been debited to the investment property revaluation reserve. In the opinion of the directors, there is no significant change in the value of the Group's fixed assets at 31st December, 2002.

8 DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. In respect of retailing, most of the transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of allowances for bad debts) is as follows:

	At 31st December, 2002	At 30th June, 2002
	HK$'000	HK$'000
Under 1 month overdue	**17,424**	29,284
1 to 3 months overdue	**34,468**	31,868
More than 3 months overdue but less than 6 months overdue	**2,488**	5,110
Over 6 months overdue	**10,688**	7,451
	65,068	73,713
Prepayments, deposits and other receivable	**132,089**	393,880
	197,157	467,593

9 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade payables included in creditors and accrued expenses by due date is as follows:

	At 31st December, 2002	At 30th June, 2002
	HK$'000	HK$'000
Due within 1 month or on demand	**133,052**	140,526
Due after 1 month but within 3 months	**36,313**	44,240
Due after 3 month but within 6 months	**3,164**	4,053
Due after 6 months	**3,979**	4,186
	176,508	193,005
Rental deposits and other payable	**94,915**	95,402
Total creditors and accrued expenses	**271,423**	288,407

Notes to the Condensed Interim Financial Statements (unaudited)

10 SHARE CAPITAL

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Authorised:		
3,000,000,000 ordinary shares of HK$0.2 each	**600,000**	600,000
Issued and fully paid:		
2,817,327,395 (2001: 2,817,327,395) ordinary shares of HK$0.2 each	**563,466**	563,466

There was no movement in the share capital of the Company in either the current or the prior interim reporting period.

11 RESERVES

	Investment property revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st July, 2001	2,969,661	527,432	12,909	6,158,568	338,079	8,679,539	18,686,188
Final dividend paid	—	—	—	—	(338,079)	—	(338,079)
Net profit for the period	—	—	—	—	—	768,198	768,198
Interim Dividend proposed	—	—	—	—	309,906	(309,906)	—
At 31st December, 2001	2,969,661	527,432	12,909	6,158,568	309,906	9,137,831	19,116,307
At 1st July, 2002							
As previously report	**2,664,307**	**409,996**	**12,909**	**6,158,568**	**309,906**	**9,839,885**	**19,395,571**
Prior period adjustment (Note 1)	**—**	**—**	**—**	**—**	**—**	**(76,987)**	**(76,987)**
As restated	**2,664,307**	**409,996**	**12,909**	**6,158,568**	**309,906**	**9,762,898**	**19,318,584**
Final dividend paid	**—**	**—**	**—**	**—**	**(309,906)**	**—**	**(309,906)**
Deficits on revaluation							
Company and subsidiaries	**(258,048)**	**—**	**—**	**—**	**—**	**—**	**(258,048)**
Associates	**(800,277)**	**—**	**—**	**—**	**—**	**—**	**(800,277)**
Net profit for the period	**—**	**—**	**—**	**—**	**—**	**794,348**	**794,348**
Realisation of revaluation reserve	**(1,038)**	**(28,230)**	**—**	**—**	**—**	**—**	**(29,268)**
Interim Dividend proposed	**—**	**—**	**—**	**—**	**309,906**	**(309,906)**	**—**
At 31st December, 2002	**1,604,944**	**381,766**	**12,909**	**6,158,568**	**309,906**	**10,247,340**	**18,715,433**

Notes to the Condensed Interim Financial Statements (unaudited)

12 COMMITMENTS

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Contracted commitments for the acquisition of property, plant and equipment and for property development and renovation expenditure	**14,579**	14,579
Contracted commitments for the acquisition of telecommunications network infrastructure	**4,165**	—
Contracted commitments for System development costs	**425**	—
System development costs approved by the directors but not yet contracted for	—	1,447

13 OPERATING LEASE COMMITMENTS

At 31st December, 2002, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Not later than one year	**88,329**	55,154
Later than one year and not later than five years	**154,208**	154,300
Later than five years	**172,363**	256,374
	414,900	465,828

Operating lease commitments represent rentals payable by the Group for retail shopping centre, telecommunication network facilities and certain of its office premises.

14 CONTINGENT LIABILITIES

There were contingent liabilities in respect of a performance bond guaranteed by a bank on behalf of a subsidiary of the Company amounting to HK$12,000,000 (30th June, 2002: HK$12,000,000). The performance bond was provided in accordance with the terms of the fixed telecommunications network services licence granted to the Group on 16th February, 2000 and amended on 30th May, 2002.

Notes to the Condensed Interim Financial Statements (unaudited)

15 RELATED PARTY TRANSACTIONS

The Group entered into the following significant transactions with fellow subsidiaries:

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Security guard service income	**23,938**	25,962
Agency commission paid	**8,730**	9,154
Building management fee paid	**29,293**	28,937
Interest expenses	**1,325**	3,998
Rental expenses	**36,987**	33,960

Note: Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates, the other transactions were carried out at market prices or, where no market price was available, at cost plus a percentage profit mark-up.

16 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.

Financial Review

REVIEW OF RESULTS

During the six-month period that ended on 31st December, 2002, the Group's turnover amounted to approximately HK$601 million, similar to that recorded in the corresponding period in the previous financial year.

The Group's profit attributable to shareholders amounted to approximately HK$794 million in the period under review, representing a 3.4% increase over that recorded in the corresponding period in the previous financial year. This increase was mainly attributed to a 10.8% increase in the share of results of the listed associates.

The Group's profit from rental properties amounted to approximately HK$156 million in the interim period under review based on total income generating from property rental of approximately HK$307 million. These compared with profit and total income generated from rental properties of HK$169 million and HK$286 million respectively recorded in the corresponding period in the previous financial year. In respect of the core investment property portfolio, the Group's strategy to invest in retail shopping centres situate in the centre of new towns and transportation nodes has contributed to stable recurrent income, as evidenced by the resilience in rental performance amidst a period of economic slowdown.

During the period under review, the hotel operation of the Group, after deducting all relevant operating costs and expenses, recorded a loss of approximately HK$3 million in segmental result as compared to a loss of HK$5 million in the interim period ending 31st December, 2001. As for the Group's department store operation, a small loss of approximately HK$0.5 million was registered amidst the continuous deflationary environment prevailing, as compared to a profit of approximately HK$1.3 million registered in the corresponding period in the previous financial year.

The Group's result from its infrastructure projects in Mainland China, operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$75 million as compared to HK$81 million recorded for the corresponding period in the previous financial year. This reduced contribution was mainly attributed to slight drop in traffic flow and revenues in respect of the toll roads and bridges in the period under review. Apart from engaging in infrastructural projects, China Investment Group Limited was also involved in retailing business in Mainland China. After minority interests, deduction of operating expenses and depreciation as well as accounting for approximately HK$10 million in impairment loss provision in respect of the re-organisation of its retailing business in Mainland China, a loss of approximately HK$3 million was incurred by this subsidiary in the interim period under review.

Other business activities of the Group registered a combined profit of approximately HK$16 million in the financial period under review, as compared to a loss of HK$15 million recorded in the corresponding period in the previous financial year. Such business activities included the information technology services business which incurred a loss of approximately HK$13 million whilst the Group's security services business and other businesses had shown satisfactory results during the period under review.

Share of profits less losses of associates of the Group was mainly represented by contributions from the Group's investment in the three listed associates, totalling approximately HK$748 million, representing a 10.8% increase over that recorded in the corresponding period of the previous financial year, and evidencing the resilient and recurrent nature of this income source despite adverse economic conditions.

FINANCIAL RESOURCES AND LIQUIDITY

As at 31st December, 2002, shareholders' fund of the Group amounted to approximately HK$19,279 million showing a decrease of 3.4% from the level recorded as at 30th June, 2002. The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains low by comparison. The Group's total net bank borrowings, after deducting cash holdings of approximately HK$448 million, amounted to approximately HK$171 million as at 31st December, 2002. Except for the portion of the bank borrowings that amounted to approximately HK$300 million related to a subsidiary of the Group that engages in infrastructure investments in Mainland China, all of the Group's borrowings were unsecured and with the vast majority being obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate sources for funding its ongoing operations as well as future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

LOAN MATURITY PROFILE

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2002 and 30th June, 2002 respectively are summarised as follows:

	As at 31st December, 2002 HK$'000	As at 30th June, 2002 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**404,804**	431,190
After 1 year but within 2 years	**86,909**	996,304
After 2 years but within 5 years	**94,182**	70,870
After 5 years	**32,638**	65,275
Total Bank Loans and Borrowings	**618,533**	1,563,639
Less: Cash at bank and in hand	**(447,541)**	(667,601)
Total Net Bank Borrowings	**170,992**	896,038

GEARING RATIO

As at the end of the period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund amounted to 0.9%, showing a reduction from the 4.5% that was registered as at 30th June, 2002. The Group's total interest expense was recorded at approximately HK$20 million for the six-month ended 31st December, 2002. Profit from operations of HK$195 million covered the total interest expense by 9.8 times for the period under review.

INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE

The Group's financing and treasury activities were managed centrally at the corporate level. Banking facilities obtained by the Group to finance its Hong Kong operations were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the period under review to fund its infrastructure projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. As at 31st December, 2002, the Group has no outstanding interest rate or currency swap contracts.

CAPITAL COMMITMENTS

As at 31st December, 2002, capital commitments of the Group amounted to approximately HK$19 million as compared with HK$16 million as at 30th June, 2002. These were mainly made up of contracted commitments of the Group for acquisition of property, plant and equipment, and for property development and renovation expenditure. Other commitments of the Group were related to operating lease commitments being mainly rentals payable by the Group for retail shopping premises and telecommunication network facilities and these decreased to approximately HK$415 million as at the end of the period under review from HK$466 million that was recorded as at 30th June, 2002.

CONTINGENT LIABILITIES

Contingent liabilities of the Group amounted to HK$12 million as at 31st December, 2002 which stood at the same level as that recorded at 30th June, 2002. This was related to a performance bond guaranteed by a bank on behalf of a subsidiary company in accordance with the terms of the fixed telecommunications network services licence granted to the Group.

USE OF CAPITAL AND FUNDING

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2002, the number of employees of the Group was about 1,600. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$103 million for the six months ended 31st December, 2002 and HK$114 million for the corresponding period of last year.

Other Information

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 11th April, 2003 to Tuesday, 15th April, 2003, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 10th April, 2003. Warrants for the interim dividend will be sent to shareholders on Wednesday, 23rd April, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The Audit Committee met in March 2003 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2002.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 31st December, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that Non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

By Order of the Board
John Yip
Secretary

Hong Kong, 20th March, 2003

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2002, the interests of the Directors of the Company in the equity securities of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Henderson Investment Limited	Lee Shau Kee	34,779,936			2,075,859,007 (Note 3)	2,110,638,943
	Lee Tat Man	6,666				6,666
	Lee King Yue	959,028	42,711			1,001,739
	Ho Wing Fun	1,100				1,100
Henderson Land Development Company Limited	Lee Shau Kee				1,122,938,300 (Note 6)	1,122,938,300
	Lee Tat Man	858,000				858,000
	Lee King Yue	26,400	16,500	19,800 (Note 9)		62,700
	Ho Wing Fun	100				100
	Lau Chi Keung	2,200				2,200
	Jackson Woo Ka Biu		2,000			2,000
Henderson China Holdings Limited	Lee Shau Kee				325,133,977 (Note 15)	325,133,977
	Jackson Woo Ka Biu	544,802				544,802
Henderson Cyber Limited	Lee Shau Kee	173,898			4,244,996,094 (Note 17)	4,245,169,992
	Lee Tat Man	33				33
	Lee King Yue	4,795	588			5,383
	Colin Lam Ko Yin	55				55
	Ho Wing Fun	5				5
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	7,799,220			110,363,090 (Note 7)	118,162,310
	Colin Lam Ko Yin	150,000				150,000
	Leung Hay Man	2,250				2,250

Ordinary Shares (unless otherwise specified) (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
The Hong Kong and China Gas Company Limited	Lee Shau Kee	3,226,174			2,157,017,776 (Note 8)	2,160,243,950
Miramar Hotel and Investment Company, Limited	Lee Shau Kee				252,105,250 (Note 13)	252,105,250
	Woo Po Shing	2,705,000		2,455,000 (Note 9)		5,160,000
Drinkwater Investment Limited	Woo Po Shing			3,250 (Note 9)		3,250
	Leung Hay Man			5,000 (Note 9)		5,000
Henderson Development Limited	Lee Shau Kee				8,190 (Ordinary A Shares) (Note 4)	8,190 (Ordinary A Shares)
		35,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares) (Note 5)	50,000,000 (Non-voting Deferred Shares)
					3,510 (Non-voting B Shares) (Note 16)	3,510 (Non-voting B Shares)
	Lee Ka Kit				8,190 (Ordinary A Shares) (Note 11)	8,190 (Ordinary A Shares)
	Li Ning				8,190 (Ordinary A Shares) (Note 10)	8,190 (Ordinary A Shares)
	Lee Ka Shing				8,190 (Ordinary A Shares) (Note 12)	8,190 (Ordinary A Shares)
Angelfield Investment Limited	Colin Lam Ko Yin			1 (Note 9)		1
Pochette Investment Limited	Leung Hay Man			40 (Note 9)		40

Ordinary Shares (unless otherwise specified) (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
China Investment Group Limited	Jackson Woo Ka Biu			16,000 (Note 9)		16,000
Henfield Properties Limited	Lee Ka Kit			4,000 (Note 9)		4,000
Shellson International Limited	Lee Ka Kit			25 (Note 9)		25
Feswin Investment Limited	Lee Ka Kit			5,000 (Note 9)		5,000
Perlin Development Limited	Lee Ka Kit			5 (Note 9)		5
Quickcentre Properties Limited	Lee Ka Kit			1 (Note 9)		1
Techno Factor (Development) Limited	Lee Ka Kit	2,575,000				2,575,000
Amanwana Limited	Lee Ka Kit	5				5
Maxfine Development Limited	Lee Ka Kit			1,525 (Note 9)		1,525
Shanghai Henfield Properties Co., Ltd.	Lee Ka Kit			see (Note 14)		see (Note 14)

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

(i) Options to subscribe for shares in Henderson Cyber Limited

As at 31st December, 2002, the following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Number of share options at 1st July, 2002	Number of share options granted during the period	Number of share options outstanding at 31st December, 2002
Lee Shau Kee	2,400,000	—	2,400,000
Colin Lam Ko Yin	1,200,000	—	1,200,000
Lee Ka Kit	1,200,000	—	1,200,000
Lee Ka Shing	1,200,000	—	1,200,000
Patrick Kwok Ping Ho	600,000	—	600,000
Li Ning	400,000 (Note 18)	—	400,000
Ho Wing Fun	400,000	—	400,000
Lau Chi Keung	400,000	—	400,000
Augustine Wong Ho Ming	400,000	—	400,000
Suen Kwok Lam	400,000	—	400,000
Sit Pak Wing	400,000	—	400,000
Donald Cheung Ping Keung	200,000	—	200,000

Particulars of outstanding share options of employees of Henderson Cyber under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2002
28/06/2000	1,250,000	—	1,250,000

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES (cont'd)

Particulars of outstanding share options of all other participants under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2002
28/06/2000	17,300,000	—	100,000	17,200,000

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Particulars of outstanding share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme") are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2002
04/10/2000	100,000	—	100,000

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES (cont'd)

As at 31st December, 2002, share options for a total of 27,650,000 shares in Henderson Cyber under the Henderson Cyber Option Plan and 100,000 shares in Henderson Cyber under the Henderson Cyber Share Option Scheme remained outstanding, representing in aggregate approximately 0.6 per cent. of the existing issued share capital of Henderson Cyber. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Henderson Cyber Option Plan		
Directors	12	9,200,000
Employees	3	1,250,000
Other participants	39	17,200,000
	54	27,650,000
Henderson Cyber Share Option Scheme		
Employee	1	100,000

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the six months ended 31st December, 2002.

(ii) Options to subscribe for shares in Henderson China Holdings Limited

As at 31st December, 2002, the following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited, an associated corporation of the Company:

Name of Director	Number of share options	Exercisable Period
Colin Lam Ko Yin	1,500,000	21/08/2001 – 20/08/2004
Lee Ka Kit	1,500,000	02/11/2001 – 01/11/2004

The above Directors will be entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

Except for the above, at no time during the period was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 31st December, 2002, the interests of substantial shareholders, other than Directors of the Company, in the ordinary shares of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name of Company	No. of shares in which interested
Rimmer (Cayman) Limited (Note 2)	2,064,227,007
Hopkins (Cayman) Limited (Note 2)	2,064,227,007
Henderson Development Limited (Note 1)	2,058,611,859
Henderson Land Development Company Limited (Note 1)	2,058,611,859
Kingslee S.A. (Note 1)	2,058,611,859
Covite Investment Limited (Note 1)	363,328,900
Banshing Investment Limited (Note 1)	802,854,200
Markshing Investment Limited (Note 1)	594,168,418

Notes:

1 These shares were beneficially owned by the subsidiaries of Kingslee S.A. including Covite Investment Limited, Banshing Investment Limited and Markshing Investment Limited. Kingslee S.A. was a subsidiary of Henderson Land Development Company Limited ("HL") which was a subsidiary of Henderson Development Limited ("HD").

2 These shares are duplicated in the interests described in Note 1 and Note 3. Rimmer (Cayman) Limited was the trustee of a discretionary trust which held the majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and Fu Sang Company Limited ("FS" and which beneficially owned 5,615,148 shares).

3 Of these shares, 2,064,227,007 shares are duplicated in the interests described in Note 1 and Note 2. Dr. Lee Shau Kee beneficially owned all the issued capitals of Rimmer (Cayman) Limited and Hopkins (Cayman) Limited.

4 Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

5 These shares were beneficially owned by FS. Dr. Lee Shau Kee was taken to be interested in FS through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

6 Of these shares, 1,117,335,700 shares were beneficially owned by FS, HD and certain subsidiaries of HD. Dr. Lee Shau Kee was taken to be interested in FS and HD as set out in Note 2 and Note 3 by virtue of the SDI Ordinance. In addition, 5,602,600 shares were beneficially owned by a subsidiary of The Hong Kong and China Gas Company Limited ("China Gas"). Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 8 by virtue of the SDI Ordinance.

7 These shares were beneficially owned by certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in the Company through FS and HL as set out in Note 1, Note 2, Note 3 and Note 6 by virtue of the SDI Ordinance.

8 These shares were beneficially owned by certain subsidiaries of the Company, FS and a subsidiary of HD. Dr. Lee Shau Kee was taken to be interested in the Company, FS and HD as set out in Note 1, Note 2, Note 3 and Note 6 by virtue of the SDI Ordinance.

9 These shares were beneficially owned by a company in which the relevant director is entitled to exercise or control the exercise of one-third or more of the voting power at its general meetings.

10 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Li Ning's spouse was one of the discretionary beneficiaries.

11 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Kit was one of the discretionary beneficiaries.

12 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Shing was one of the discretionary beneficiaries.

13 These shares were beneficially owned by certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in the Company through FS and HL as set out in Note 1, Note 2, Note 3 and Note 6 by virtue of the SDI Ordinance.

14 Shanghai Henfield Properties Co., Ltd. was an equity joint venture company in the PRC of which the registered capital was US$27,000,000. Henfield Properties Limited ("Henfield") (owned as to 40 per cent. by a company controlled by Mr. Lee Ka Kit) and the PRC partner to the joint venture had entered into a joint venture contract under which Henfield and the PRC partner agreed to make contributions to the total amount of investment in the proportion of 99 per cent. and 1 per cent. respectively and to share the profits of the joint venture company in accordance with their equity interest in the joint venture company.

15 These shares were beneficially owned by certain subsidiaries of HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 6 by virtue of the SDI Ordinance.

16 These shares were beneficially owned by Hopkins (Cayman) Limited as trustee of the Unit Trust. Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

17 These shares were beneficially owned by a subsidiary of the Company, FS, certain subsidiaries of HL and a subsidiary of China Gas. Dr. Lee Shau Kee was taken to be interested in the Company, FS, HL and China Gas as set out in Note 1, Note 2, Note 3, Note 6 and Note 8 by virtue of the SDI Ordinance.

18 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

中期業績及股息

董事局宣佈本集團截至二零零二年十二月三十一日止六個月內，未經審核除稅項及少數股東權益後之綜合盈利為港幣七億九千四百萬元，與上年度同期比較，增加百分之三。每股盈利為港幣二角八仙。

董事局宣佈派發中期股息，每股港幣一角一仙，給予二零零三年四月十五日登記在公司股東名冊內之股東。

管理層討論及分析

業務回顧

截至二零零二年十二月三十一日止六個月之綜合盈利為港幣七億九千四百萬元，與上年度同期比較，增加百分之三。雖在此期內面對本港的經濟低潮，但集團業績仍得以保持平穩，實有賴集團多元化業務及不斷積極地控制成本。

出租物業

期內租務市場雖受整體經濟影響而須作租金調整，由於集團之主要出租物業大部份為商場並位於人流旺盛之新市鎮，客源穩定，加上大量內地遊客來港消費，受惠零售業。集團之總租金收入約為港幣三億零七百萬元，較去年同期增加百分之七。而出租率亦能保持上年度平均百分之九十五水平。於半年結日，集團出租物業樓面面積共一百八十五萬平方呎。

酒店及百貨業務

受惠於簡化國內旅客到港旅遊之手續，香港麗東酒店及九龍麗東酒店均於期內錄得百分之九十一的平均入住率，而房租水平亦趨穩定。另外，旗下的千色店百貨業務在期內之營業額比去年同期減少。

保安業務

集團屬下之宏力保安服務有限公司提供全面保安專業管理服務，包括護衛、場地保安、危機管理及應變計劃、商場及優質酒店保安服務。期內業務穩定發展。

其他投資

集團持有百分之六十四權益之中國投資集團有限公司，主要在國內投資兩條收費公路和三條收費橋樑，以及經營百貨業務。期內需為國內百貨業務重組作港幣一千零四十六萬元之撥備，因而錄得淨虧損港幣三百萬元。預期公路及橋樑之投資將繼續為集團帶來穩定的回報。

聯營公司

*香港中華煤氣有限公司*截至二零零二年十二月三十一日止之全年業績維持穩定，營業額較上年度增加0.3%至約港幣六十八億七千八百萬元，本年度之股東應佔溢利為港幣三十億八千七百萬元，年內再投資港幣六億五千三百萬元於拓展輸配喉管及其他設施，客戶數目亦較上年度增加63,330戶至1,470,738戶。集團在本港經營十二個專用石油氣加氣站其中之五個站，市場佔有率約為百分之三十三。

在地產發展方面的投資，於二零零二年內已落實馬頭角南廠用地之發展計劃，即將興建五幢住宅樓宇及商場設施，項目總樓面面積逾一百一十萬平方呎，預計於二零零五年完成。佔15%之機場鐵路香港站發展項目當中第一期已接近全部租出，第二期之商業物業及兩幢酒店及服務式住宅大樓亦計劃分別於二零零三年及二零零四年度內竣工。持有50%權益的西灣河碼頭廣場項目，上蓋工程進行順利，預期於二零零五年內落成。在國內的業務發展方面，本年度獲中國外貿部批准成立投資性控股公司—港華投資有限公司以負責投資及管理國內之投資項目，業務主要集中在廣東、江蘇及山東等地區；現時在內地共有十二個城市管道燃氣合資項目，包括廣東液化天然氣接收站及西氣東輸管道工程等之國家級能源項目。面對來年本港經濟不景氣，煤氣收費及保養月費凍結於一九九八年水平以紓緩客戶負擔。集團將致力提高成本效益及生產效率，同時不斷擴展新市場，以便促進業務增長。集團就優質管理及客戶服務方面屢獲殊榮，去年更繼續榮獲《遠東經濟評論》列入「亞洲最具領導地位公司」香港區十大最具領導地位企業之一。

*香港小輪(集團)有限公司*截至二零零二年十二月三十一日止年度之除税後綜合溢利約為港幣三億五千八百萬元，較去年增加百分之二十七。經營溢利主要來自預售「港灣豪庭」第一期住宅樓花之部份收益。另兩個待發展物業位於大角咀道222號及油塘草園街6號，待與政府磋商更改用途補地價完成後便可開始發展。渡輪及船廠相關業務在期內因船廠的資產減值而錄得港幣六千八百萬元之營運虧損；而旅遊及酒店業務的經營溢利亦因本地消費疲弱而較去年減少百分之二十二至港幣三百八十萬元。預期出售「港灣豪庭」住宅單位仍為主要收入來源，而該發展項目之商場部份「港灣豪庭廣場」，開業後將為集團帶來穩定收入。

聯營公司(續)

*美麗華酒店企業有限公司*截至二零零二年九月三十日止六個月之上半年度未經審核股東應佔溢利約為港幣八千九百萬元，較去年同期上升百分之十點三。雖然本港各類物業租金受制於經濟因素而下調，現時美麗華商場及大廈之出租率超過九成，美麗華酒店商場更接近全部租出，整體租金收入跌幅溫和。酒店業務在上半年度轉趨穩定，房價雖仍有壓力，但平均入住率比上年同期增加接近百分之三，使整體客房收入比去年同期有所增長。預計在下半年度之整體業績將可維持穩定。

恒基數碼

恒基數碼科技有限公司截至二零零二年十二月三十一日止六個月之股東應佔虧損，約為港幣一千三百萬元，比去年同期之虧損大幅減少百分之五十七。期內積極推行其所訂策略，繼續擴展「名氣佳」之寬頻服務及互聯網服務，直通國際電話服務及零售業務；用戶數目已增長至合共275,000戶。同時裕基科技亦已展開第二期之通訊網絡發展，以符合向電訊管理局作出之承諾。此外，智慧居為多個屋苑設計及安裝各種用途之大廈管理及監控系統。

私有化計劃

二零零二年十一月二十九日恒基兆業地產有限公司宣佈建議以現金每股港幣7.6元，私有化本公司，根據「公司收購、合併及股份購回守則」規定，條件之一為反對之股東持股量不得多於獨立少數股東所持有之全部本公司股份之10%。於二零零三年一月二日召開之法院指令會議上，該私有化建議雖然得到持股量85.6%於會議投票之獨立少數股東投票贊成，惟因反對股東持股量超越上述條件，所以該私有化計劃宣告失效。

展望

雖然伊拉克戰事影響全球經濟不明朗，中國經濟可望保持穩定之增長，加上港幣匯價跟隨美元下調，來港旅客及出口貿易持續增長，以及本港與珠三角加速融合，均有助改善本港之經濟。

港府於去年十一月中推出九項穩定樓市措施，明確釐訂政府在房地產之長遠政策及角色，政府祇對土地之整體供應作出有系統之調配，而住宅樓宇之發展及供應將以私營發展商為主導，為本港樓市健康發展訂下良好基礎，並有助恢復本港經濟之長遠增長。

面對市場之競爭環境，集團不斷檢討所擁有之土地資源，以求提高有關資產之價值及回報效益，亦致力提高產品之質素，增強售後服務，採用新技術及材料以改善生產效率及成本。集團擁有之主要投資物業，大部份為大型商場，均貼近鐵路網絡，人流暢旺，出租率及租金均較為穩定，為集團穩定收益增長之主要來源。而政府積極推動香港旅遊業及方便國內人仕來港公幹，加上落馬州口岸二十四小時通關及國內簡化遊客來港之手續，將大量增加來港旅客，帶動本港酒店、零售及飲食業，對集團經營之各項業務將有所得益。如無不可預見之因素下，預期本年度全年之業績將維持穩定。

簡明中期財務報表

綜合收益表(未經審核)

	附註	截至十二月三十一日止六個月 二零零二年 港幣千元	二零零一年 港幣千元
營業額	二	**600,799**	599,282
直接成本		**(298,717)**	(275,566)
		302,082	323,716
其他營運收入		**55,435**	55,654
出售證券投資虧損		**(253)**	–
持有未實現(虧損)/溢利之證券投資		**(39,711)**	4,546
物業、廠房及設備減值		**(14,318)**	–
分銷費用		**(24,263)**	(45,833)
行政費用		**(83,601)**	(90,896)
其他營運費用		**(341)**	(10,783)
經營溢利	二	**195,030**	236,404
財務費用	三(甲)	**(19,668)**	(37,559)
應佔聯營公司業績		**747,738**	674,748
商譽攤分		**(22,000)**	–
除税項前溢利	三	**901,100**	873,593
税項	四	**(85,457)**	(88,084)
除少數股東權益前溢利		**815,643**	785,509
少數股東權益		**(21,295)**	(17,311)
本期溢利		**794,348**	768,198
股息	五	**309,906**	309,906
每股盈利	六	**港幣0.28元**	港幣0.27元

第10頁至20頁之附註屬本簡明中期財務報表之一部份,應同時參閱。

簡明中期財務報表

綜合資產負債表

	附註	於二零零二年十二月三十一日（未經審核）港幣千元	於二零零二年六月三十日（已審核）港幣千元
非流動資產			
投資物業	七	**3,954,275**	4,215,740
物業、廠房及設備	七	**2,198,256**	2,237,604
待發展物業		**17,053**	17,053
聯營公司權益		**13,293,819**	13,864,189
證券投資		**784,954**	904,940
應收售樓分期款		**6,856**	7,224
投資公司欠款		**4,725**	5,670
		20,259,938	21,252,420
流動資產			
存貨		**29,441**	27,406
證券投資		**292,979**	216,700
待出售物業		**279,990**	281,588
應收賬項、按金及預付費用	八	**197,157**	467,593
應收售樓分期款		**996**	1,428
聯營公司欠款		**123,103**	126,560
投資公司欠款		**1,591**	630
已抵押銀行存款		**20,205**	20,205
銀行結存及現金		**427,336**	647,396
		1,372,798	1,789,506
流動負債			
應付賬項及應付費用	九	**271,423**	288,407
欠聯營公司款		**238**	26,097
欠投資公司款		**5,200**	360
課税準備		**133,515**	139,812
已抵押借款		**85,962**	88,532
無抵押借款		**318,624**	342,240
融資租約之承擔		**218**	417
		815,180	885,865
流動資產淨額		**557,618**	903,641
		20,817,556	22,156,061

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零二年十二月三十一日(未經審核)港幣千元	於二零零二年六月三十日(已審核)港幣千元
資本及儲備			
股本	十	**563,466**	563,466
儲備	十一	**18,715,433**	19,395,571
		19,278,899	19,959,037
少數股東權益		**913,183**	905,106
非流動負債			
已抵押借款		**213,729**	206,082
無抵押借款		**–**	926,320
融資租約之承擔		**–**	47
同母系附屬公司借款		**411,745**	159,469
		625,474	1,291,918
		20,817,556	22,156,061

第10頁至20頁之附註屬本簡明中期財務報表之一部份,應同時參閱。

簡明中期財務報表

綜合權益變動表（未經審核）

	截至十二月三十一日止六個月	
	二零零二年 港幣千元	二零零一年 港幣千元
於七月一日之股東權益		
前期報告	**19,959,037**	19,249,654
前期調整（附註一）	**(76,987)**	–
重新列報	**19,882,050**	19,249,654
重估投資物業跌價	**(1,058,325)**	–
未於綜合收益表上確認之淨虧損	**(1,058,325)**	–
本期溢利	**794,348**	768,198
已派股息	**(309,906)**	(338,079)
已變現之投資物業重估儲備	**(1,038)**	–
已變現之其他物業重估儲備	**(28,230)**	–
於十二月三十一日之股東權益	**19,278,899**	19,679,773

簡明中期財務報表

簡明綜合現金流量表（未經審核）

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
營運業務流入之現金淨額	**414,564**	152,031
投資活動流入／（流出）之現金淨額	**377,437**	(83,809)
融資活動流出之現金淨額	**(1,012,053)**	(349,984)
現金及現金等值之減少淨值	**(220,052)**	(281,762)
七月一日之現金及現金等值	**605,066**	1,014,949
十二月三十一日之現金及現金等值	**385,014**	733,187
現金及現金等值結餘分析		
銀行結存及現金	**427,336**	769,212
銀行透支	**(42,322)**	(36,025)
	385,014	733,187

簡明中期財務報表附註（未經審核）

一　編製基準

本集團之簡明中期財務報表乃未經審核，惟已由本集團之審核委員會審閱。

本簡明中期財務報表已根據香港聯合交易所有限公司(「聯交所」)主板上市規則之規定，包括遵守香港會計師公會發出之會計實務準則第二十五條「中期財務報告」編製而成。

編製簡明中期財務報表所採納之主要會計政策及編製基準與本集團截至二零零二年六月三十日止年度經審核財務報表所使用者相同，惟以下在編製本期簡明綜合財務報表而首次採納之新增／經修訂會計實務準則除外：

《會計實務準則》第一條(經修訂)	:	「財務報表之呈報」
《會計實務準則》第十一條(經修訂)	:	「外幣換算」
《會計實務準則》第十五條(經修訂)	:	「現金流量表」
《會計實務準則》第二十五條(經修訂)	:	「中期財務報告」
《會計實務準則》第三十四條	:	「僱員福利」

依照會計實務準則第一條(經修訂)「財務報表之呈報」，綜合權益變動表取代已確認收益虧損綜合計算表，而依照會計實務準則第十五條 (經修訂)「現金流量表」，現金流量表之編製已因應需要予以修改。

採納會計實務準則第三十四條及第十一條(經修訂)對本集團之業績並無重大影響。惟本集團部份聯營公司根據會計實務準則第三十四條之過渡條款中規定，選擇一次過確認含有界定福利安排之員工退休計劃之虧絀，並為此作出調整。此項會計政策之變更已追溯至往年度，因而使本集團截至二零零二年七月一日所佔該聯營公司之權益及綜合賬保留溢利減少港幣76,987,000元。比較數字不會重新列賬。

二　分部資料

業務分部

本集團用以劃分作首要分部呈報之業務如下：

物業租賃　－　物業租金
酒店經營　－　酒店經營及管理
百貨業務　－　百貨業務經營及管理
基建項目　－　基建項目投資
其他　　　－　出售物業，清潔服務，保安服務及提供資訊科技服務

簡明中期財務報表附註（未經審核）

二　分部資料（續）

業務分部（續）

本集團各業務之分部資料如下：

截至二零零二年十二月三十一日止六個月

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
收入及業績							
營業額	275,365	44,544	61,873	112,648	106,369	–	600,799
其他營運收入	1,301	–	298	85	36,749	–	38,433
對外收入	276,666	44,544	62,171	112,733	143,118	–	639,232
分部間收入	30,611	–	–	–	2,576	(33,187)	–
總收入	307,277	44,544	62,171	112,733	145,694	(33,187)	639,232

集團分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
分部業績	156,383	(2,948)	(544)	74,662	16,169	–	243,722
利息收入							17,002
出售證券投資虧損							(253)
持有未實現虧損之證券投資							(39,711)
物業、廠房及設備減值							(14,318)
未能分項之費用							(11,412)
經營溢利							195,030
財務費用							(19,668)
應佔聯營公司業績							747,738
商譽攤分							(22,000)
除稅項前溢利							901,100
稅項							(85,457)
除少數股東權益前溢利							815,643
少數股東權益							(21,295)
本期溢利							794,348

簡明中期財務報表附註（未經審核）

二　分部資料（續）

業務分部（續）

截至二零零一年十二月三十一日止六個月

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
收入及業績							
營業額	255,047	44,487	86,221	117,639	95,888	–	599,282
其他營運收入	–	–	1,988	376	37,127	–	39,491
對外收入	255,047	44,487	88,209	118,015	133,015	–	638,773
分部間收入	30,842	–	–	–	2,181	(33,023)	–
總收入	285,889	44,487	88,209	118,015	135,196	(33,023)	638,773

集團分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
分部業績	169,483	(5,544)	1,288	81,340	(14,952)	1,041	232,656
利息收入							16,163
持有未實現溢利之證券投資							4,546
未能分項之費用							(16,961)
經營溢利							236,404
財務費用							(37,559)
應佔聯營公司業績							674,748
除税項前溢利							873,593
税項							(88,084)
除少數股東權益前溢利							785,509
少數股東權益							(17,311)
本期溢利							768,198

簡明中期財務報表附註（未經審核）

二　分部資料（續）

地區分部

本集團之銷售物業、物業租賃、酒店經營、百貨業務、保安服務及資訊科技服務皆於香港運作。所有基建項目投資，皆位於中國人民共和國（「中國」）其他地區。

本集團營業額按地區分佈，當中包括銷售貨品及提供服務分析如下：

截至二零零二年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	**482,523**	**118,276**	**–**	**600,799**
其他營運收入	**36,266**	**2,167**	**–**	**38,433**
對外收入	**518,789**	**120,443**	**–**	**639,232**
分部間收入	**33,187**	**–**	**(33,187)**	**–**
總收入	**551,976**	**120,443**	**(33,187)**	**639,232**
分部業務	**187,392**	**56,330**	**–**	**243,722**

截至二零零一年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	482,584	116,698	–	599,282
其他營運收入	39,115	376	–	39,491
對外收入	521,699	117,074	–	638,773
分部間收入	33,023	–	(33,023)	–
總收入	554,722	117,074	(33,023)	638,773
分部業務	138,613	93,002	1,041	232,656

簡明中期財務報表附註(未經審核)

三　除稅項前溢利

本集團本期之除稅項前綜合溢利,已扣除下列各項:

(甲)融資成本

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
由下列借貸產生的利息:		
—銀行貸款及透支	**17,890**	31,649
—租賃款	**45**	122
—其他借款	**1,733**	5,788
	19,668	37,559

(乙)除已於附註二及三(甲)中披露外之其他項目:

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
攤銷及折舊	**35,451**	44,107
員工成本	**103,413**	114,223
出售成本		
—待出售之建成物業	**304**	108
—存貨	**63,999**	64,806

簡明中期財務報表附註（未經審核）

四 稅項

(甲) 綜合收益表之稅項為：

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
集團		
－香港	**15,974**	19,636
－中國	**6,256**	3,033
	22,230	22,669
應佔聯營公司之稅項	**63,227**	65,415
	85,457	88,084

香港利得稅準備乃按期內估計應課稅溢利之16%（二零零一年：16%）計算。

香港以外稅項準備乃按期內之適用稅率就期內在有關境外司法管轄區賺取之估計應課稅溢利計算。

(乙) 因時差產生之遞延稅項數額不大，故並無撥出遞延稅項準備金。

五 股息

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
中期股息 - 每股港幣一角一仙（二零零一年：每股港幣一角一仙）	**309,906**	309,906

六 每股盈利

每股盈利乃按本期溢利港幣794,348,000元（二零零一年：港幣768,198,000元）並按期內已發行普通股2,817,327,395股（二零零一年：2,817,327,395股）計算。截至二零零二年十二月三十一日及二零零一年十二月三十一日止六個月並無攤薄每股盈利因無潛在攤薄股份存在。

七　固定資產

	投資物業 港幣千元	其他 固定資產 港幣千元	合計 港幣千元
成本值或估值			
於二零零二年七月一日	4,215,740	2,631,371	6,847,111
添置	–	11,372	11,372
重估虧損	(261,465)	–	(261,465)
出售	–	(13,546)	(13,546)
於二零零二年十二月三十一日	3,954,275	2,629,197	6,583,472
折舊、攤銷及減值			
於二零零二年七月一日	–	393,767	393,767
本期折舊	–	35,451	35,451
出售資產折舊撥回	–	(12,595)	(12,595)
減值虧損	–	14,318	14,318
於二零零二年十二月三十一日	–	430,941	430,941
賬面淨值或估值			
於二零零二年十二月三十一日	3,954,275	2,198,256	6,152,531
於二零零二年六月三十日	4,215,740	2,237,604	6,453,344

所有投資物業及酒店物業均於二零零二年十月三十一日由外聘之專業估價師戴德梁行按公開市場價值作出重估。投資物業之重估虧損已記賬入投資物業重估儲備內。董事局認為，本集團固定資產之市值於二零零二年十二月三十一日並無特別變化。

簡明中期財務報表附註（未經審核）

八　應收賬款、預付費用及按金

本集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬是按個別合約繳款條文而繳付其賬項的。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

本集團之貿易應收賬款(扣除壞賬準備)之賬齡分析如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
一個月內到期	**17,424**	29,284
一至三個月內	**34,468**	31,868
三至六個月內	**2,488**	5,110
超過六個月	**10,688**	7,451
	65,068	73,713
預付費用、按金及其他應收賬款	**132,089**	393,880
	197,157	467,593

九　應付賬項及應付費用

本集團之貿易及其他應付賬項內之應付貿易賬款，以到期日分析如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
欠款一個月內及按要求還款	**133,052**	140,526
欠款一個月後及三個月內	**36,313**	44,240
欠款三個月後及六個月內	**3,164**	4,053
超過六個月	**3,979**	4,186
	176,508	193,005
租按及其他應付賬款	**94,915**	95,402
總應付賬項及應付費用	**271,423**	288,407

簡明中期財務報表附註（未經審核）

十　股本

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
法定股本：		
3,000,000,000股普通股，每股面值港幣二角	**600,000**	600,000
發行及繳足股本：		
2,817,327,395股（二零零一年：2,817,327,395股）普通股，每股面值港幣二角	**563,466**	563,466

本期及去年同期之股本並無任何變動。

十一　儲備

	投資物業重估儲備 港幣千元	其他物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
二零零一年七月一日結存	2,969,661	527,432	12,909	6,158,568	338,079	8,679,539	18,686,188
已派末期股息	–	–	–	–	(338,079)	–	(338,079)
本期溢利	–	–	–	–	–	768,198	768,198
擬派中期股息	–	–	–	–	309,906	(309,906)	–
二零零一年十二月三十一日結存	2,969,661	527,432	12,909	6,158,568	309,906	9,137,831	19,116,307
二零零二年七月一日結存							
前期報告	**2,664,307**	**409,996**	**12,909**	**6,158,568**	**309,906**	**9,839,885**	**19,395,571**
前期調整（附註一）	**–**	**–**	**–**	**–**	**–**	**(76,987)**	**(76,987)**
重新列報	**2,664,307**	**409,996**	**12,909**	**6,158,568**	**309,906**	**9,762,898**	**19,318,584**
已派末期股息	**–**	**–**	**–**	**–**	**(309,906)**	**–**	**(309,906)**
重估虧損							
本公司及其附屬公司	**(258,048)**	**–**	**–**	**–**	**–**	**–**	**(258,048)**
聯營公司	**(800,277)**	**–**	**–**	**–**	**–**	**–**	**(800,277)**
本期溢利	**–**	**–**	**–**	**–**	**–**	**794,348**	**794,348**
重估儲備之變現	**(1,038)**	**(28,230)**	**–**	**–**	**–**	**–**	**(29,268)**
擬派中期股息	**–**	**–**	**–**	**–**	**309,906**	**(309,906)**	**–**
二零零二年十二月三十一日結存	**1,604,944**	**381,766**	**12,909**	**6,158,568**	**309,906**	**10,247,340**	**18,715,433**

簡明中期財務報表附註（未經審核）

十二 資本承擔

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
已簽約之物業收購、未來物業發展及物業裝修費用承擔	**14,579**	14,579
已簽約之購買電訊網絡設備	**4,165**	–
已簽約之系統開發費用	**425**	–
已由董事批准但尚未簽約之系統開發費用	–	1,447

十三 營運租賃承擔

於二零零二年十二月三十一日，本集團需付將來所有之最低租賃為不可取消之營運租賃其約滿如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
一年內到期	**88,329**	55,154
一年後至五年內到期	**154,208**	154,300
五年後到期	**172,363**	256,374
	414,900	465,828

營運租賃承擔乃代表本集團租用商場、電訊網絡設備及若干寫字樓物業所付之租金。

十四 或然負債

本公司就一間附屬公司的銀行履約擔保承擔或然負債為港幣12,000,000元（於二零零二年六月三十日：港幣12,000,000元）。該項履約擔保是按照本集團於二零零零年二月十六日獲授及於二零零二年五月三十日修訂的固定電訊網絡服務牌照的條款而提供。

簡明中期財務報表附註（未經審核）

十五 有關連人士的交易

本集團與同母系附屬公司達成以下之重大交易：

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
警衛服務收入	**23,938**	25,962
代理人佣金	**8,730**	9,154
大廈管理費	**29,293**	28,937
利息支出	**1,325**	3,998
租金支出	**36,987**	33,960

附註：除上述按香港銀行同業拆息或市場利率計算利息之貸款及借款外，其他交易之成交價均以市值，如沒有市值，則以成本加百份比之利潤而釐定。

十六 比較數字

比較數字已經重新分類，以符合本期報表編列。

財務回顧

業績檢討

本集團截至二零零二年十二月三十一日止六個月內之營業額約為港幣六億零一百萬元，與上個財政年度同期相若。

由於期內集團應佔上市聯營公司之盈利增加百分之十點八，令集團之股東應佔溢利較上個財政年度同期上升百分之三點四，達港幣七億九千四百萬元。

集團於期內之出租物業盈利約為港幣一億五千六百萬元，而總租金收入約為港幣三億零七百萬元。相對上年度同期的出租物業盈利及總租金收入分別為港幣一億六千九百萬元及港幣二億八千六百萬元。至於集團之核心出租物業，在經濟放緩的情況下仍保持滿意的租務表現，足以見証集團投資位於新市鎮中心及主要交通匯點之購物商場作投資物業之策略成功為集團提供穩定的經常性收入。

期內集團酒店業務在扣除營運支出後錄得約港幣三百萬元之虧損，比對上年度同期之虧損港幣五百萬元。而在集團之百貨業務方面，在持續通縮環境下錄得約港幣五十萬元之虧損，比對上年度同期所錄得之約港幣一百三十萬元盈利。

集團透過旗下一間附屬公司，中國投資集團有限公司，於國內營運基建項目所產生的業績約為港幣七千五百萬元，相對去年同期錄得之港幣八千一百萬元。由於收費公路及橋樑之交通流量及收入均略為下降，令此項業務在期內之營業額有所減少。除了從事基建項目，中國投資集團有限公司亦在中國經營零售業務。在扣除少數股東權益，營運支出及折舊，以及為重組此附屬公司在國內之零售業務作資產減值撥備港幣一千萬元後，此附屬公司在期內虧損約港幣三百萬元。

集團其他業務於期內合共錄得約為港幣一千六百萬元的溢利，相對上年度同期錄得港幣一千五百萬元之虧損。其中包括集團旗下虧損約港幣一千三百萬元之資訊科技業務，以及有滿意業績的保安服務及其他業務。

集團應佔聯營公司溢利減虧損於期內為集團帶來約港幣七億四千八百萬元之收益，當中主要為三間上市聯營公司之盈利貢獻，比對上年度同期錄得百分之十點八之升幅，足以反映集團在經濟逆境下仍能保持在這方面收入之穩定及經常性。

財務來源及資金流動性

截至二零零二年十二月三十一日，集團之股東權益約為港幣一百九十二億七千九百萬元，較二零零二年六月三十日減少百分之三點四。本集團財政狀態穩健，資本雄厚及負債情況相對保持於低水平。截至二零零二年十二月三十一日，集團之銀行淨借貸總額約為港幣一億七千一百萬元，而此額已扣除集團所持現金約港幣四億四千八百萬元。除一間在國內從事基建投資的集團附屬公司所借入約港幣三億元之銀行貸款外，本集團之所有銀行借貸均無抵押及大部份為有承諾額度。集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來之持續現金流入，令集團具備充裕之財務資源應付日常業務運作及作未來業務擴展之用。

集團並無於期內在核心業務以外進行大型收購或出售資產。

貸款到期組合

集團截至二零零二年十二月三十一日及二零零二年六月三十日之銀行借貸及未償還借貸之償還期分別概述如下：

	二零零二年 十二月三十一日 港幣千元	二零零二年 六月三十日 港幣千元
償還期：		
一年內	**404,804**	431,190
一年後及兩年內	**86,909**	996,304
兩年後及五年內	**94,182**	70,870
五年後	**32,638**	65,275
銀行借貸總額	**618,533**	1,563,639
減：銀行存款及現金	**(447,541)**	(667,601)
銀行淨借貸總額	**170,992**	896,038

借貸比率

集團在期內的銀行淨借貸總額相對股東資金比例計算之借貸比率為百分之零點九，與二零零二年六月三十日錄得的百分之四點五呈現下降。在截至二零零二年十二月三十一日六個月內，集團之總利息支出下降至約港幣二千萬元。期內集團之營業溢利港幣一億九千五百萬元，為總利息支出之9.8倍。

利率風險及外匯風險

本集團之融資及庫務事務是由中央管理層執管。集團在港業務的銀行融資安排是以港幣為主。本集團之銀行借貸款主要由多家國際性銀行在香港提供，借貸利息主要按香港同業拆息基準加若干議定之息差計算，故屬浮息性質。而集團之附屬公司，中國投資集團有限公司，於上半年度內用於國內基建項目之部份借貸款則為人民幣。總體而言，本集團之核心業務並無顯著之外匯風險。集團對金融衍生工具的運用抱嚴謹態度，並只用作管理集團借貸之利息及外匯風險。截至二零零二年十二月三十一日，集團並無任何未到期之利率或貨幣掉期合約。

資本性承擔

截至二零零二年十二月三十一日，集團之資本性承擔額約為港幣一千九百萬元，相對截至二零零二年六月三十日之港幣一千六百萬元。該等承擔項目主要為集團就已簽約之收購物業、未來物業發展及物業裝修費用之承擔。集團之其他承擔為營運租賃承擔，當中主要包括集團租用商場、電訊網絡設備所付之租金。而此項承擔已由二零零二年六月三十日之港幣四億六千六百萬元減低至本期末之約港幣四億一千五百萬元。

或然負債

截至二零零二年十二月三十一日，本集團之或然負債為港幣一千二百萬元，與二零零二年六月三十日之記錄相同。此乃關乎集團就一間附屬公司按集團獲授固定電訊網絡服務執照的條款需發出的銀行履約擔保之承擔。

資本及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

僱員

本集團於二零零二年十二月三十一日有僱員約1,600人。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

經恒基數碼科技有限公司(「恒基數碼」)或其任何附屬公司全職聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基數碼購股權，按恒基數碼於二零零零年六月二十八日股東特別大會上批准之購股權計劃之規定及條款，認購恒基數碼股份。

截至二零零二年十二月三十一日止六個月之僱員總成本為港幣一億零三百萬元，而去年同期之僱員總成本為港幣一億一千四百萬元。

其他資料

截止過戶日期

本公司將於二零零三年四月十一日（星期五）至二零零三年四月十五日（星期二）（首尾兩天包括在內），暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零三年四月十日（星期四）下午四時前，送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司之股份登記及過戶處標準証券登記有限公司辦理過戶手續。股息單將於二零零三年四月二十三日（星期三）寄送各股東。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零二年十二月三十一日止之中期業績報告。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定，於股東週年大會上輪值告退及可膺選連任，並無指定任期。除上述事項，據董事所知並無任何資料可合理地顯示本公司於現時或截至二零零二年十二月三十一日止六個月內任何時間未有遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

承董事局命
秘書
葉盈枝　謹啟

香港，二零零三年三月二十日

披露權益資料

董事於股份之權益

於二零零二年十二月三十一日，根據證券(披露權益)條例第二十九條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司股本證券中所持有之權益如下：

普通股(除特別註明外)

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
恒基兆業發展有限公司	李兆基	34,779,936			2,075,859,007 (附註3)	2,110,638,943
	李達民	6,666				6,666
	李鏡禹	959,028	42,711			1,001,739
	何永勳	1,100				1,100
恒基兆業地產有限公司	李兆基				1,122,938,300 (附註6)	1,122,938,300
	李達民	858,000				858,000
	李鏡禹	26,400	16,500	19,800 (附註9)		62,700
	何永勳	100				100
	劉智強	2,200				2,200
	胡家驃		2,000			2,000
恒基中國集團有限公司	李兆基				325,133,977 (附註15)	325,133,977
	胡家驃	544,802				544,802
恒基數碼科技有限公司	李兆基	173,898			4,244,996,094 (附註17)	4,245,169,992
	李達民	33				33
	李鏡禹	4,795	588			5,383
	林高演	55				55
	何永勳	5				5
香港小輪(集團)有限公司	李兆基	7,799,220			110,363,090 (附註7)	118,162,310
	林高演	150,000				150,000
	梁希文	2,250				2,250

普通股（除特別註明外）（續）

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
香港中華煤氣有限公司	李兆基	3,226,174			2,157,017,776（附註8）	2,160,243,950
美麗華酒店企業有限公司	李兆基				252,105,250（附註13）	252,105,250
	胡寶星	2,705,000		2,455,000（附註9）		5,160,000
精威置業有限公司	胡寶星			3,250（附註9）		3,250
	梁希文			5,000（附註9）		5,000
恒基兆業有限公司	李兆基				8,190（普通股A股）（附註4）	8,190（普通股A股）
		35,000,000（無投票權遞延股份）			15,000,000（無投票權遞延股份）（附註5）	50,000,000（無投票權遞延股份）
					3,510（無投票權B股）（附註16）	3,510（無投票權B股）
	李家傑				8,190（普通股A股）（附註11）	8,190（普通股A股）
	李　寧				8,190（普通股A股）（附註10）	8,190（普通股A股）
	李家誠				8,190（普通股A股）（附註12）	8,190（普通股A股）
Angelfield Investment Limited	林高演			1（附註9）		1
寶翠置業有限公司	梁希文			40（附註9）		40

普通股(除特別註明外)(續)

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
中國投資集團有限公司	胡家驃			16,000 (附註9)		16,000
興輝置業有限公司	李家傑			4,000 (附註9)		4,000
兆誠國際有限公司	李家傑			25 (附註9)		25
威永投資有限公司	李家傑			5,000 (附註9)		5,000
寶麟發展有限公司	李家傑			5 (附註9)		5
Quickcentre Properties Limited	李家傑			1 (附註9)		1
德朗科技(研制)有限公司	李家傑	2,575,000				2,575,000
阿曼威娜有限公司	李家傑	5				5
美福發展有限公司	李家傑			1,525 (附註9)		1,525
上海興輝置業有限公司	李家傑			見列 (附註14)		見列 (附註14)

購買股份或債券之安排

(i) 認購恒基數碼科技有限公司股份之購股權

下列本公司董事於二零零零年六月二十八日獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之購股權，可按恒基數碼之首次公開招股前購股權計劃(「恒基數碼首次購股權計劃」)之規定及條款，認購恒基數碼股份。於二零零二年十二月三十一日，該等董事分別擁有恒基數碼購股權之權益如下：

董事姓名	於二零零二年七月一日可認購股份數目	於期內獲授予之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份數目
李兆基	2,400,000	–	2,400,000
林高演	1,200,000	–	1,200,000
李家傑	1,200,000	–	1,200,000
李家誠	1,200,000	–	1,200,000
郭炳濠	600,000	–	600,000
李　寧	400,000 (註18)	–	400,000
何永勳	400,000	–	400,000
劉智強	400,000	–	400,000
黃浩明	400,000	–	400,000
孫國林	400,000	–	400,000
薛伯榮	400,000	–	400,000
張炳強	200,000	–	200,000

恒基數碼僱員尚未按恒基數碼首次購股權計劃行使之購股權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份總數
28/06/2000	1,250,000	–	1,250,000

購買股份或債券之安排(續)

其他參與人尚未按恒基數碼首次購股權計劃行使之購股權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份總數
28/06/2000	17,300,000	–	100,000	17,200,000

上述董事、僱員及其他參與人按恒基數碼首次購股權計劃之規定及條款，將可以每股港幣1.25元認購價 (i) 在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii) 在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及 (iii) 在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

恒基數碼僱員尚未按恒基數碼之購股權計劃(「恒基數碼購股權計劃」)行使之購股權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份總數
04/10/2000	100,000	–	100,000

恒基數碼之僱員按恒基數碼購股權計劃之規定及條款，將可以每股港幣0.89元之認購價，(i) 在二零零零年十月十六日(接納購股權之日)起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii) 在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及 (iii) 在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

購買股份或債券之安排(續)

於二零零二年十二月三十一日，恒基數碼根據恒基數碼首次購股權計劃授予認購合共27,650,000股及根據恒基數碼購股權計劃授予認購合共100,000股恒基數碼股份之購股權尚未獲行使，總計約佔恒基數碼現時已發行股本0.6%。該等購股權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
恒基數碼首次購股權計劃		
董事	12	9,200,000
僱員	3	1,250,000
其他參與人	39	17,200,000
	54	27,650,000
恒基數碼購股權計劃		
僱員	1	100,000

除上述披露外，恒基數碼於二零零二年十二月三十一日止六個月內概無按恒基數碼首次購股權計劃及恒基數碼購股權計劃授予任何購股權，亦無任何購股權獲行使、註銷或告作廢。

(ii) 認購恒基中國集團有限公司股份之購股權

於二零零二年十二月三十一日，下列本公司董事因獲本公司之聯繫公司恒基中國集團有限公司之購股權而擁有之權益如下：

董事姓名	可認購股份數目	認購期
林高演	1,500,000	21/08/2001 - 20/08/2004
李家傑	1,500,000	02/11/2001 - 01/11/2004

上述董事將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份購股權。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於期內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東權益

於二零零二年十二月三十一日，根據證券(披露權益)條例第十六(一)條須予設置之名冊所載，除本公司董事外之主要股東持有本公司普通股股份之權益如下：

公司名稱	權益總數
Rimmer (Cayman) Limited(附註2)	2,064,227,007
Hopkins (Cayman) Limited(附註2)	2,064,227,007
恒基兆業有限公司(附註1)	2,058,611,859
恒基兆業地產有限公司(附註1)	2,058,611,859
Kingslee S.A.(附註1)	2,058,611,859
踞威置業有限公司(附註1)	363,328,900
賓勝置業有限公司(附註1)	802,854,200
敏勝置業有限公司(附註1)	594,168,418

附註：

1 此等股份由Kingslee S.A.之附屬公司包括踞威置業有限公司、賓勝置業有限公司及敏勝置業有限公司實益擁有。Kingslee S.A.乃恒基兆業地產有限公司(「恒地」)之一附屬公司，而恒地為恒基兆業有限公司(「恒兆」)之一附屬公司。

2 此等股份權益已於附註1及附註3重覆敘述。Rimmer (Cayman) Limited為一全權信託之受託人，而該全權信託持有一單位信託(「單位信託」)之大部份單位。Hopkins (Cayman) Limited為單位信託之受託人，單位信託實益擁有恒兆及富生有限公司(「富生」，而富生實益擁有本公司5,615,148股)所有已發行附有投票權之普通股。

3 此等股份中之2,064,227,007股已於附註1及附註2重覆敘述。李兆基博士實益擁有Rimmer (Cayman) Limited及Hopkins (Cayman) Limited所有已發行股份。

4 根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註2及附註3。

5 富生實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有富生之利益，已列載於附註2及附註3。

6 此等股份中之1,117,335,700股由富生、恒兆及其附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有富生及恒兆之利益，已列載於附註2及附註3。此外，5,602,600股由香港中華煤氣有限公司(「中華煤氣」)一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有中華煤氣之利益，已列載於附註8。

7 此等股份由本公司若干附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為透過富生及恒地擁有本公司之利益，已列載於附註1、附註2、附註3及附註6。

8 本公司若干附屬公司、富生及恒兆一附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有本公司、富生及恒兆之利益，已列載於附註1、附註2、附註3及附註6。

9 此等股份由一間公司(有關董事有權於該公司之股東大會上行使或控制行使其三份之一或以上投票權)實益擁有。

10 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李寧先生之配偶為該兩個全權信託可能受益人之一。

11 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家傑先生為該兩個全權信託可能受益人之一。

12 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家誠先生為該兩個全權信託可能受益人之一。

13 此等股份由本公司若干附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為透過富生及恒地擁有本公司之利益，已列載於附註1、附註2、附註3及附註6。

14 上海興輝置業有限公司為中國合資經營公司，註冊股本為27,000,000美元。興輝置業有限公司(「興輝」)(李家傑先生所擁有之公司擁有興輝40%股權)與合營企業之中國夥伴訂立一份合營合約，據此興輝及中國夥伴同意分別按99%及1%之比例對投資總額作出投資，並按照彼等於合營公司之股權權益分享合營公司之溢利。

15 此等股份由恒地之若干附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有恒地之利益，已列載於附註6。

16 Hopkins (Cayman) Limited以單位信託之受託人身份實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註2及附註3。

17 此等股份由本公司一附屬公司、富生、恒地若干附屬公司及中華煤氣一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有本公司、富生、恒地及中華煤氣之利益，已列載於附註1、附註2、附註3、附註6及附註8。

18 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼科技有限公司股份之購股權。





